UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2005

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

LINGO MEDIA INC.

March 31, 2005 and 2004

(Unaudited)

LINGO MEDIA INC.

March 31, 2005 and 2004

(Unaudited)

 Expressed in Canadian dollars)

Contents

Consolidated Interim Balance Sheets

Consolidated Interim Statement of Deficit

Consolidated Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

LINGO MEDIA INC.

Consolidated Interim Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	March 31, 2005	December 31, 2004

ASSETS

Current assets:
Cash	$ 59,157	$ 29,791
Accounts and grants receivable (note 2)	457,918	562,558
Prepaid and sundry assets	106,745	133,833
Inventory	22,000	23,291
	645,820	749,473

Property and equipment, net	51,298	54,491
Development costs, net	464,232	489,325
Acquired publishing content, net	106,006	123,673

	$ 1,267,356	$ 1,416,962

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$ 194,434	$ 252,726
Accrued liabilities	61,225	58,000
Unearned revenue	73,202	-
Bank loan (note 3)	110,000	90,000
Loan payable to related parties (note 4)	117,913	77,762
	556,774	478,488

Shareholders’ equity:
Capital stock (note 4)
Authorized: Unlimited common shares and preferred shares with no par value
Issued: 24,109,773 common shares	3,367,119	3,367,119
Contributed surplus	111,838	74,100
Deficit	(2,768,375)	(2,502,745)
	710,582	938,474

	$ 1,267,356	$ 1,416,962

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the Board:

“Richard Boxer”_________ Director

“Michael Kraft”_________ Director

LINGO MEDIA INC.

Consolidated Interim Statements of Deficit

(Unaudited)

(Expressed in Canadian dollars)

	For the three months ended March 31
	2005	2004

Deficit, beginning of period, as reported	$ (2,502,745)	$ (1,698,526)

Effect of change in accounting policy (note 1(b))	-	(8,842)

Deficit, beginning of the period, as restated	(2,502,745)	(1,707,368)

Net loss for the period	(265,630)	(201,329)

Deficit, end of the period	$ (2,768,375)	$ (1,908,697)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Consolidated Interim Statements of Operations

(Unaudited)

(Expressed in Canadian dollars)

	For the three months ended March 31,
	2005	2004

Revenue	$ 5,474	$ 7,624
Direct costs	2,783	3,396
Margin	2,691	4,228

Expenses
General and administrative	171,739	133,743
Amortization	54,244	64,147
Interest and other financial expenses	(4,600)	-
Stock-based compensation	37,738	7,667
	268,321	205,557

Loss before income taxes and other taxes	(265,630)	(201,329)

Income taxes and other taxes	-	-

Net loss for the period	$ (265,630)	$ (201,329)

Loss per share	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	23,992,239	21,547,159

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

	For the three months ended March 31
	2005	2004

Cash flows provided by (used in):
OPERATIONS:
Net loss for the period	$ (265,630)	$ (201,329)
Items not affecting cash:
Amortization of property and equipment	3,192	2,294
Amortization of development costs	33,838	33,838
Amortization of acquired publishing content	17,667	17,667
Amortization of software development costs	-	10,349
Stock-based compensation	37,738	7,667
Change in non-cash balances related to operations:
Accounts and grants receivable	104,640	83,741
Prepaid and sundry assets	27,089	-
Inventory	1,291	557
Accounts payable	(58,292)	(38,014)
Accrued liabilities	3,225	5,750
Unearned Revenue	73,202	79,038
Cash (used in) provided by operating activities	(22,040)	1,558

FINANCING:
Increase in bank loan	20,000	-
Issuance loans payable to related parties	40,152	-
Issuance of capital stock	-	59,767
Share issue costs	-	(47,689)
Cash provided by financing activities	60,152	12,078

INVESTING:
Development costs	(8,746)	(98,055)
Cash (used in) investing activities	(8,746)	(98,055)

(Decrease) increase in cash	29,366	(84,419)
Cash – beginning of period	29,791	232,502
Cash – end of period	$ 59,157	$ 148,083

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

March 31, 2005 and 2004

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and educational school market in Canada.

1.

Significant accounting policies:

(a)

Basis of presentation:

The disclosures contained in these unaudited interim consolidated financial statements do not include all the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2005 and the results of operations and cash flows for the three months ended March 31, 2005 and 2004.

(b)

Change in accounting policy

Effective January 1, 2004, the CICA handbook, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. In 2004, this change resulted in an increase of $8,842 to the opening deficit as at January 1, 2004 and an increase of $8,842 to contributed surplus. As a result of the change in accounting policy the previously recognized deferred stock-based compensation of $3,500 and $50,000 in 2003 and 2002 respectively has been reversed resulting in a decrease in share capital of $53,500 in 2003.

2.

Accounts and grants receivable

Account and grants receivable consist of:

	March 31, 2005	December 31, 2004

Trade Receivables	$ 412,597	$ 463,167
Grant Receivable	45,321	99,391

	$ 457,918	$ 562,558

3.

Bank loan:

In May 2004, the company negotiated a line of credit of $150,000 with its bank. The line of credit bears interest at prime plus 2.5% per annum, is due on demand, and is secured by the Company’s accounts receivables from customers in China, which, in turn, are insured by the Export Development Corporation. At March 31, 2005, $110,000 of the line of credit was utilized.

4.

Loans payable to related parties:

The loans payable are due to directors of the Company, bear interest at 12% per annum, are due on demand and are secured by a subordinated general security agreement.

5.

Government grants:

Included as a reduction of general and administrative expenses are government grants of $25,000 (2004 – $34,989), relating to the Company's publishing projects.

6.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops, publishes, distributes and licenses book, audio/video cassettes, CD- based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

For the three months ended March 31	2005	2004

Canada	$ 5,474	$ 7,624
China	-	-

	$ 5,474	$ 7,624

Substantially all of the Company's identifiable assets as at March 31, 2005 and December 31, 2004 are located in Canada.

7.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

Three months ended March 31	2005	2004

Loss for the period - Canadian GAAP	$ (256,630)	$ (201,329)
Impact of United States GAAP and adjustments:
Amortization of development costs	33,838	33,838
Amortization of software development costs	-	10,349
Share issued costs	-	(47,689)
Effect of change in accounting policy	-	(8,842)
Loss for the Period – United States GAAP	$ (222,792)	$ (213,673)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	March 31, 2005	December 31, 2004

Shareholders’ equity based on Canadian GAAP	$ 710,582	$ 938,474
Development costs	(170,235)	(204,073)
Compensation expense	(243,250)	(243,250)
Effect of change in accounting policy (note 1(b))	-	(8,842)
Shareholders’ equity – United States GAAP	$ 297,097	$ 482,309

Under US GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $293,999 (December 2004: $285,254)

8.

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period. Additionally, the comparatives have been amended to reflect the change in application of accounting policy for revenue recognition for the interim periods.

Form 51 – 102 F1

Management Discussion and Analysis

First Quarter Ended March 31, 2005

(Unaudited – Prepared by Management)

May 30, 2005

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the interim consolidated Balance Sheets as at March 31, 2005 and the interim Statements of Deficit, Operations,  and Cash Flows for the three months ended March 31, 2005.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2005 First Quarter

Management Discussion and Analysis

Description of Business and Report Date

The following management discussion and analysis is prepared as of May 30, 2005 (the “Report Date”) and should be read in conjunction with the interim financial statements for the three months ended March 31, 2005 and the Company’s annual financial statements for the year ended December 31, 2004.  These documents can be found on the SEDAR website at www.sedar.com.

Lingo Media earns its revenues in two distinct geographic markets, China and Canada. Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

The Company has implemented a revision in its revenue recognition policy on a retroactive basis. Lingo Media recognizes revenue at the end of June and at the end of December when it can reconcile to royalty revenues reported by PEP.  Funds received for Q1 and Q3 will be recorded as unearned revenues.

In Canada, the Company sells its product, The Outloud Program, directly into the school market mainly in the Province of Ontario.

Overall Performance

China

Having sold over 90 million copies of published titles, Lingo Media continues to maintain its market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and developing its relationship.

Based on the Company’s new practice of recording revenues from China, the Company does not recognize revenues from China in Q1.  In the past, the Company estimated Q1 revenues based on prior results, and reconciled the estimates to actual results provided by PEP in the next quarter.   However this practice has been revised such that only revenues based on actual sales information provided on a semi-annual will be recognized.

Revenues from China for Q1 2005 are $nil compared to $nil for the corresponding Q1 2004 and the financial statements for the second quarter will provide the sales information for both Q1 and Q2 in aggregate.

Canada

The Company continues to market its English language learning materials from The Outloud Program in the Province of Ontario.   Revenues from The Outloud Program were $5,474 in Q1 2005 compared to $7,642 in Q1 2004.

Market Trends and Business Uncertainties

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to the students.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

The Company continues to earn recurring royalty revenue from China and recognizes revenues on a semi-annual basis.  As of March 31, 2005 the Company had a working capital surplus of $89,046.  Net loss for the three months ended March 31, 2005 was ($265,630) compared to a loss of ($201,329) for the same period last year.  The Company utilized its banking facility in the amount of $110,000 and increased its related party loans to $117,913.

Results of Operations

Revenue and Margin

In keeping with the revised revenue recognition practice, royalty revenue from China for Q1 2005 and Q1 2004 were $nil.  The financial statements for the second quarter will provide the sales information for both Q1 and Q2 in aggregate.

Revenues earned in Canada were $5,474 in Q1 2005 compared to $7,642 in Q1 2004, representing a decrease of 28% as our Canadian market sales efforts continue.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period. These expenses were $196,738 during the first quarter of 2005 as compared with $168,734 for the similar period in 2004.   Rent expense increased by $8,000 as the Company signed a new lease agreement in China.  The Company hired additional staff to implement its China Expansion Plans which resulted in increased compensation expense.

The Company receives various government grants throughout the year. The proceeds of the grants are used to develop specific programs that have specific milestones and/or criteria associated with them.  The Company records these funds as a reduction of its general and administration expenses as the proceeds of the grants are used in an operating capacity.  In Q1 of 2005, an amount of $25,000 was offset its Q1 expenses compared to $34,989 in Q1 2004.

The Company had general and administrative expenses during the quarter and comparable last year’s quarter as follows:

Interest on Debt

Interest expense of $4,600 was recorded during the quarter as the Company had a bank loan and related party loans on its Balance Sheet since the end of Fiscal 2004.   The Company increased its borrowings during the quarter by $60,152.

Amortization and Stock-Based Compensation

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  Amortization during the quarter was reduced to $54,244 compared to $64,147 for the similar period in 2004 as the asset base was reduced.

The stock-based compensation for Q1 2005 was increased to $37,738 compared to $7,667 for Q1 2004 as additional stock options vested during the quarter.

Net Loss

The Company reported a loss before extraordinary items and taxes of ($265,630) for the three months ended March 31, 2005 as compared to a loss of ($201,329) for the same period last year. The Company reported no extra-ordinary items or taxes payable for the first quarter of 2005 and similarly for the same period last year.

Summary of Quarterly Results

Liquidity and Capital Resources

As of March 31, 2005, the Company had cash on hand of $59,157 and accounts and grants receivable of $457,918. The Company’s current assets amounted to $645,820 and current liabilities of $556,774 resulting in a working capital surplus of $89,046.

The trade receivables from China are insured by the Export Development Corporation (EDC) of Canada.

The Company utilized its $150,000 line of credit that has been previously arranged with its financial institution and had an outstanding balance of $110,000 on the credit line at quarter end.   The Company also increased its shareholder loans during the period.

The Company believes that current cash on hand along with its accounts receivable and recurring sales will satisfy its working capital requirements for the next 12 months.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the first quarter of 2005, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and the related party.

Consulting fees of $30,000 (2004 - $30,000) were paid to a company controlled by a director and senior officer of the Company in the normal course of business. At March 31, 2005, $5,350 (2004 - $nil) is included in accounts payable.

The shareholder loans were interest bearing at 12% per annum.  Interest expense for the quarter was $1,913 (2004 - $nil).

Proposed Transactions

The Company announced on May 17th that it has signed a Letter of Intent with Sanlong Cultural Enterprise to form a joint venture company in the province of Hebei, PRC.  The business of the joint venture will create a direct-to-consumer retail educational newspaper sales channel.  The Company will contribute approximately US$300,000 for its 51% interest in the joint venture.

Additional Disclosure for Venture Issuers without Significant Revenue

Development Costs

Acquired Publishing Content

Disclosure of Outstanding Share Data

Common Shares outstanding as at March 31, 2005

24,109,773

Options to purchase Common Shares outstanding

  3,665,834

There are no other dilutive securities of the Company outstanding.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us.  Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future operations.

Additional Information

Additional information regarding the Company can be found at SEDAR www.sedar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

June 2, 2005